Filed by Renasant Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First M&F Corporation

(File No. 000-09424)

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Transcript of Investor Conference Call held on February 7, 2013 and led by Renasant Corporation (“Renasant”) and First M&F Corporation (“M&F”)

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Congress passed the Private Securities Litigation Act of 1995 in an effort to encourage corporations to provide information about companies’ anticipated future financial performance. This act provides a safe harbor for such disclosure, which protects the companies from unwarranted litigation if actual results are different from management expectations. This document contains forward looking statements within the meaning of the Private Securities Litigation Reform Act, and reflects management’s current views and estimates of future economic circumstances, industry conditions, company performance, and financial results. These forward looking statements are subject to a number of factors and uncertainties which could cause Renasant Corporation’s, First M&F Corporation’s or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward looking statements. Forward looking statements speak only as of the date they are made and neither Renasant nor M&F assumes any duty to update forward looking statements. In addition to factors previously disclosed in Renasant’s and M&F’s reports filed with the SEC and those identified elsewhere herein, these forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Renasant and M&F and between Renasant Bank and Merchants and Farmers Bank, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, and (ii) Renasant and M&F’s plans, objectives, expectations and intentions and other statements contained herein that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Renasant’s and M&F’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from those indicated or implied in the forward-looking statements.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Renasant and M&F may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the expected growth opportunities or costs savings from the transaction may not be fully realized or may take longer to realize than expected; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) Renasant’s or M&F’s shareholders may fail to approve the transaction; (7) the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; (8) reputational risks and the reaction of the companies’ customers to the transaction; (9) diversion of management time on merger related issues; (10) changes in asset quality and credit risk; (11) inflation; (12) customer acceptance of the combined company’s products and services; (13) customer borrowing, repayment, investment and deposit practices; (14) the introduction, withdrawal, success and timing of business initiatives; (15) the impact, extent, and timing of technological changes; (16) a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results; (17) the U.S. legal and regulatory framework, including those associated with the Dodd Frank Wall Street Reform and Consumer Protection Act, could adversely affect the operating results of the combined company; (18) the interest rate environment may compress margins and adversely affect net interest income; and (19) competition from other financial services companies in the company’s markets could adversely affect operations. Additional factors that could cause Renasant’s, M&F’s or the combined company’s results to differ materially from those described in the forward-looking statements can be found in Renasant’s and M&F’s reports

(such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Renasant, M&F or the proposed merger or other matters and attributable to Renasant, M&F or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Renasant and M&F do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information About the Renasant/M&F Transaction

Renasant and M&F will be filing a joint proxy statement/prospectus, and other relevant documents concerning the merger with the SEC. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RENASANT, M&F AND THE PROPOSED MERGER. When available, the joint proxy statement/prospectus will be mailed to shareholders of both Renasant and M&F. Investors will also be able to obtain copies of the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Renasant will be available free of charge from Mitchell Waycaster, Director of Investor Relations, Renasant Corporation, 209 Troy Street, Tupelo, Mississippi 38804-4827, telephone: (662) 680-1215. Documents filed with the SEC by M&F will be available free of charge from M&F by contacting John G. Copeland, Chief Financial Officer, First M&F Corporation, 134 West Washington Street, Kosciusko, Mississippi 39090, telephone: (662) 289-8594.

Renasant, M&F and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Renasant and M&F in connection with the proposed merger. Information about the directors and executive officers of Renasant is included in the proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on March 8, 2012. Information about the directors and executive officers of M&F is included in the proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on March 14, 2012. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Transcript

OPERATOR: Good morning, and welcome to the Renasant and First M&F Corporation Investor Relations Conference Call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the “*”key, followed by “0.”

After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press “*” then “1” on your touchtone phone. To withdraw your question, please press “*” then “2.” Please note this event is being recorded.

And I would now like to turn the conference over to John Oxford. Please go ahead.

MR. OXFORD (Renasant Corporation, Director of External Affairs): Thank you, Amy. Good morning. Thank you for joining us for this Renasant Corporation and First M&F Corporation Investor Relations Conference call. Before we begin, let me remind you that some of our comments during this call may be forward-looking statements, which involve risk and uncertainty. A number of factors could cause actual results to differ materially from the anticipated results of other expectations expressed in the forward-looking statements.

Those factors include, but are not limited to interest rate fluctuations, interest rate changes, portfolio performance, and other factors discussed in our recent filings with the Securities and Exchange Commission. We undertake no obligation to update or advise forward-looking statements to reflect change assumptions, the occurrence of unanticipated events, or changes to future operating results over time. Also, an investor presentation outlining the merger agreement can be found on our webcast and at Renasant.com.

And now I will turn the call over to E. Robinson McGraw, the Chairman and CEO of Renasant Corporation.

MR. MCGRAW (Renasant Corporation, Chairman and Chief Executive Officer): Thank you, John. Good morning everyone, and thank you for your participation in this conference call. With me today in Kosciusko, Mississippi, is Hugh Potts, Chairman and CEO of First M&F Corporation, along with members of both of our management teams.

Today it’s with great excitement and anticipation that we announce Renasant Corporation’s execution of a definitive merger agreement with First M&F Corporation, a bank holding company headquartered in Kosciusko, Mississippi, and the parent of Merchants and Farmers Bank, a Mississippi banking corporation.

Upon completion of the merger, the combined company will have approximately $5.8 billion in total assets, and will rank as the fourth largest bank by deposits in Mississippi. The merger will add $1.6 billion in assets, $1.4 billion in deposits, and 36 full-service locations throughout Renasant’s Mississippi, Alabama, and Tennessee banking franchises.

According to the terms of the merger agreement, each M&F common shareholder will receive .6425 shares of Renasant common stock for each share of M&F common stock, and the merger will qualify as a tax-free reorganization to M&F shareholders. Based on Renasant’s ten-day average closing price of $19.22 per share as of February 4th, 2013, the aggregate common stock consideration is approximately $118.8 million.

The transaction is expected to be immediately accretive to Renasant’s 2013 estimated earnings per share, with the estimated tangible book value dilution to be earned back within two-and-a-half years. The boards of directors at Renasant and M&F have unanimously approved the merger, and it’s expected to close during the third quarter of 2013, of course, subject to the approval of the shareholders of both companies and customary regulatory approvals.

In addition, we expect that the M&F preferred stock and related warrants issued by the U.S. Treasury, under its Community Development Capital Initiative, will be redeemed in connection with the merger. The merger will significantly increase the company’s deposit market share in the Birmingham and Memphis MSAs, the key Mississippi markets of Tupelo, Oxford, and Starkville, and provide entrance into the suburban markets surrounding Jackson, Mississippi.

Additionally, the merger will provide a stable source of low-cost core deposits, which should supplement and enhance Renasant’s future growth activities. Furthermore, we believe the merger will strengthen the company’s overall business lines by doubling its insurance operations and complementing its mortgage and wealth management divisions.

We are excited for the opportunity to expand our reach within every Renasant region, double our insurance operations, and enhance our mortgage and wealth management divisions. This merger creates a stronger Renasant franchise that allows not only new market entries and additional branch locations within our legacy markets but provides the realization of significant cost savings through strategic branch and back-office consolidations and future earnings growth by combining two strongly competitive community banking institutions.

The M&F merger is a strategic event that will enhance our franchise, and with our successful track record in our Tennessee, Alabama, and Georgia mergers, we have a consistent transition process that will help to mitigate integration risk during this merger. The merger is expected to accelerate Renasant’s long-term earnings growth rates, provide us with new experienced banking team members and quality bank branches, along with the opportunity to provide Renasant’s broad array of banking and insurance products to M&F’s current client base.

We are excited to have the members of M&F management join our team. They will add considerable depth to the Renasant team, and their banking knowledge will greatly benefit our company. Now I’d like to turn the call over to Hugh Potts for comments on behalf of M&F.

MR. POTTS (First M&F Corporation, Chairman and Chief Executive Officer): Thank you, Robin. We, too, are excited about the new partnership between M&F and Renasant. As previously mentioned, M&F and Renasant have a like-minded approach to banking and share our common philosophy in how we serve our clients. We believe the combination of M&F and Renasant will create a much stronger competitor in all of our markets and provide us with resources to enhance our growth plans.

By joining forces with Renasant, we’ll be able to offer our clients all the products and services that a much larger financial institution can provide, along with being able to continue offering the high degree of personalized service found in a local community bank. We look forward to this new partnership for our employees, our clients and our shareholders, and anticipate a successful integration and transition as we join the Renasant team.

MR. MCGRAW: Thank you, Hugh. We welcome your leadership to our company and certainly look forward to this successful partnership as well. Now, Amy, I’ll be happy to answer any questions that any of our listeners may have.

OPERATOR: Thank you. To ask a question, you may press “*” then “1” on your touchtone phone. If you are using a speakerphone, please pick up your hand set before pressing the keys. To withdraw your question, please press “*” then “2.” Again, that’s “*” then “1” if you’d like to ask a question. Our first question comes from Matt Olney at Stephens.

MR. OLNEY (Stephens, Inc.): Hey, good morning, gentlemen.

MR. MCGRAW: Good morning, Matt.

MR. POTTS: Good morning.

MR. OLNEY: Hey, first off, congrats on the merger agreement to both you guys. I can tell both parties are pretty excited about the transaction, so congrats to you both. My question is more around that CDCI preferred stock. It’s not something I’m too familiar with. But is it safe to say that two-and-a-half year earn back that was discussed in that slide deck, does that include the pay back of that preferred stock prior to close?

MR. MCGRAW: It does.

MR. OLNEY: Okay. And how do we think about that? Is that something that will come out of First M&F, or will that come from the Renasant’s side?

MR. CHAPMAN: What our intention is, Matt, is First M&F pay that back prior to closing. Although that’s based on regulatory approval. It may ultimately be something that Renasant pays back. But on a combined basis, whether First M&F or Renasant pays it bay back, the impact on the transaction is the same.

MR. OLNEY: Okay. And another question, within that two-and-a-half year TBV earn back that you discussed, does that also include the pre-tax merger expenses that you think will be around $12 million in 2013?

MR. CHAPMAN: Yes, it does.

MR. OLNEY: Okay. And then lastly, within the Birmingham market, I know that’s been a big growth market for Renasant the last few years. Can you talk a little bit about what First M&F brings to the franchise within that Birmingham market?

MR. MCGRAW: Sure, Matt. They are in Shelby County, and Birmingham has been growing to the south, toward Shelby County. We only had one location there previously, and our location there will actually be integrated into a location close to an Inverness location of M&F’s in that market. They bring a great leadership team, close to a couple hundred million dollars in deposits and a good expansion for us in that market. Mike Ross is obviously very excited about the addition in Birmingham.

MR. OLNEY: Okay, great. Thank you guys, and congrats again.

MR. MCGRAW: Thank you.

OPERATOR: Our next question comes from Kevin Reynolds from Wunderlich.

MR. REYNOLDS (Wunderlich Securities, Inc.): Good morning, Robin. How you doing?

MR. MCGRAW: Good morning, Kevin.

MR. REYNOLDS: Congratulations on two things I guess, right; this transaction and a stunningly strong recruiting class?

MR. MCGRAW: I knew you’d get into the important stuff.

MR. REYNOLDS: Yeah. We had to get there fast today. So a couple of questions for you, I know you addressed these in the presentation materials. One is on the roughly 25% non-interest expense saves. Is that right now, is that sort of a round number that you have, or have you actually been able to go in and identify some specific expense saves that you’ve targeted there to come up with that number?

MR. MCGRAW: Yeah, we’ve spent – already spent extensive due diligence regarding that. And, you know, we feel that’s a very good conservative number based on what we’ve determined thus far. Obviously, over the next two or three months, we’ll be able to get deeper as we identify opportunities in that regard. But we’re very comfortable that we will be able to achieve the number that we’ve given at this point in time.

MR. REYNOLDS: Okay. And then the second question, you mention immediately accretive EPS, double digit EPS accretion in 2014. Is that double digit pennies per share or double digit percentage on top of what the analysts’ estimates are out there right now?

MR. CHAPMAN: It would be both, Kevin. And the accretion in 2013 includes the merger expenses. If you exclude the merger expenses, it would be on a percentage basis, double digit on a percentage basis in 2013 as well.

MR. REYNOLDS: Okay. Okay. Thanks. That’s all I’ve got. Congratulations, guys.

MR. MCGRAW: Thanks, Kevin.

OPERATOR: Our next question comes from Ross Haberman at Haberman Management.

MR. HABERMAN (Haberman Management Corp.): Good morning, gentlemen. Congratulations. A quick question for Mr. Potts. Was this an auction? I was wondering if you could give us a little color on how the whole thing came about. And did you put the company out, you know, in terms of the bidding book? Or if you could shed some light on that, that would be great.

MR. POTTS: It was an unsolicited call from an old friend, and during the course of the conversation and the refinement of the negotiations there was the assistance of a banker to measure the deal against other comparable transactions. So we felt that not only the match of the cultures and the personal acquaintance with the company but the financial metrics were sufficient for us to make the decision. But it was not an auction.

MR. HABERMAN: So the board was comfortable that you got a fair price basically?

MR. POTTS: That is correct.

MR. HABERMAN: And just one technical question. In terms of the exchange of stock, are the insiders of M&F locked up with their stock for any period of time after the closing?

MR. MCGRAW: Yes.

MR. HABERMAN: For a period of how long, if I may ask?

MR. MCGRAW: It would depend on board seats and non-board seats as to how long that would be.

MR. HABERMAN: Okay. And board seats, what, about a year or so?

MR. MCGRAW: Board seats, and don’t hold me to this, I’m not a securities lawyer, but I think board seats, there’s a six-month tail, plus restrictions on any type of divestitures over a certain percentage, over the rest of that period of time on. On non-board seats, it’s my understanding that it’s probably a three-month period of time.

MR. HABERMAN: Okay. All right, guys, best of luck. Thank you very much.

MR. MCGRAW: Thank you.

OPERATOR: Our next question comes from Peyton Green of Sterne Agee.

MR. GREEN (Sterne, Agee & Leach, Inc.): Yes, good morning. A question, Robin, the cost saves are targeted as 25%, if I’m reading this right. And I was just wondering, with 13 branches overlapping out of the 36, does that number have fairly significant upside, given the overlap and the proximity of the two franchises, or is there money that needs to be spent?

MR. KEVIN CHAPMAN (Renasant Corporation, Senior Executive Vice President and Chief Financial Officer): Hey, Peyton, this is Kevin. One thing, we might have gotten a little bit egregious on the number of branches. It’s actually seven branches of overlap. But to your point, we do think that there’s room for the possibility of more cost saves. The 25% is what we identified and feel very comfortable with, as opposed to a round number, as Kevin mentioned. That’s what we were able to go on and specifically identify. With our overlap and branching and some other overlaps that number could be higher. But what we feel comfortable with at this time is 25%.

MR. GREEN: Okay. And then I mean I know First M&F certainly felt the grip of the recession. I mean is there anything that needs to be done on the pro forma franchise, as you’re growing pretty significantly to operate as a bigger franchise that we ought to be thinking about?

MR. CHAPMAN: I’ll let Robin speak to this as well. I would say, no. When you look at their franchise throughout their system, they’ve got great branches throughout their markets. And some of the FDIC opportunities that we were able to participate in, whether it being a successful bidder or just in reviewing some of the branch sites, their branch networks were, in some cases, were in disrepair. That was not the case here. What we have found is an energetic management team, an energetic workforce, and a team that, on their own, was coming out from some challenges and eager and ready to get back to being proactive and garnering business, and hopefully they feel more energetic this morning.

MR. MCGRAW: Let me add to that. You know, having done due diligence on several FDIC opportunities, it was a real pleasure doing due diligence on a company as strong as First M&F. I commend Hugh and his management team on having done a superb job of turning this company around from the state that, unfortunately, that the recession may have caught him in a little while back. I think if you would talk to their primary regulators, they would put them up as a poster child for what they have done in that regard over the last few years. So we’re very excited and very pleased to be associated with such a fine group. And I think you know our credit guys well enough to know, as they go through a due diligence process, that they will err or the side of conservatism, so we feel very, very comfortable with where we are in those credit marks.

MR. GREEN: Okay. And then, Robin and/or Kevin, on the capital equation, I know your total risk base goes to about 12% pro forma, the tier-one leverage closer to 8%, and TCE closer to 6.5%. Where would you like those to be over a two-year period?

MR. CHAPMAN: We do drop our capital ratios, but we’re comfortable in doing so based on the amount of capital generation from the combined earnings. Our ability to generate capital on a combined basis will significantly improve those in a 12-month period. And as you look out to the 24-month period, they continue to build. So right now we expect and would project that TCE would be back above 7% in roughly a 12-month period of time. We typically target TCE at 7% and have indicated that we’re willing to fall below that if there is a path for us to earn back above that, and this clearly was the case here.

MR. GREEN: Okay. And so I mean there’s no other kind of capital raise; common or debt or anything like that, contemplated by this? What we see is what we’re going to get from the capital structure - is that right?

MR. CHAPMAN: Not contemplated at this time.

MR. GREEN: Okay. All right, great. Thank you very much.

MR. MCGRAW: Thank you, Peyton.

OPERATOR: Our next question comes from Christopher Marinac at FIG Partners.

MR. MARINAC (FIG Partners): Thanks. Good morning, Robin and Kevin, I was curious if you could walk us through how the accretion comes in from as you collect the portfolio? Is that going to get stacked in the first two years, or does it get pushed out a little longer, I guess with any color? Have you thought this far?

MR. MCGRAW: I’ll let Kevin answer that for you, Chris.

MR. CHAPMAN: Yeah, right now we really haven’t gone through, and it’s mainly based on the straight-line assumption over the remaining weighted average life of the portfolio. That is a broad assumption. Actual will be a little bit more lumpy than that. But for purposes of our analysis, it was more on a straight-lined approach.

MR. MARINAC: Okay. So do you think, then, that it’s sort of a three- or four-year timeframe to collect this portfolio, or is it such that it could be faster than that?

MR. CHAPMAN: As it relates to the portfolio and the creditmark, a significant portion of that mark is going to be applied to a smaller portion of the loan portfolio, and we would anticipate bringing those loans to resolution in a shorter period of time. I believe the weighted average term of their total loan portfolio is roughly four to five years. So let’s say the resolution of those loans being more in the range of 18 months to 2 years, with a residual of the portfolio continuing to act normally, normal pay offs and pay downs, as well as new loans. As we looked at the combined balance sheet and what our expectations were for M&F, their main charge is to keep what they’ve got. There’s not a lot of growth embedded into their balance sheet. Our focus is retaining what they’ve got and generating the high levels of earnings that we believe are embedded in that business model.

MR. MARINAC: Okay. And a last question, will this influence your margin up or down overall for Renasant’s performance?

MR. CHAPMAN: On a pro forma basis, it will cause it to go up, although I wouldn’t say that it would be appreciably higher.

MR. MARINAC: Okay. Great. Thank you for all the feedback. Appreciate it.

MR. MCGRAW: Thanks, Chris.

OPERATOR: Our next question is from Peyton Green at Sterne Agee.

MR. GREEN: Yes, just a follow up on that, Kevin. How much would you expect of the mark to be non-accretable versus accretable?

MR. CHAPMAN: Well out of our total mark that we disclosed of the 5.7, that is all non-accretable. There is accretable yield on top of that, totaling – we’re estimating right now in the range of roughly $10 to $12 million. But that’s not included in the credit mark that we disclosed in the investor deck. That would be in addition to.

MR. GREEN: Okay. So you’re saying, if I see this right, the estimated credit mark of $62.5 million does not include accretable of $10 million to $12 million?

MR. CHAPMAN: That is correct.

MR. GREEN: Okay, great. Thank you very much.

OPERATOR: I’m sorry. We have a follow-up question from Kevin Reynolds at Wunderlich.

MR. REYNOLDS: Can you guys hear me okay?

MR. MCGRAW: Sure, Kevin.

MR. REYNOLDS: Yeah, you may have addressed this. I’m trying to keep up with you through this. Third quarter closing expected, do you think that’s going to mid quarter or sort of towards quarter end? What are you targeting?

MR. MCGRAW: We’re planning a July 1. Just planning out regulatory approval and things of that nature.

MR. REYNOLDS: Okay. Okay. Thanks a lot.

OPERATOR: We show no further questions. Would you like to make any closing remarks?

MR. MCGRAW: Thank you, Amy. We appreciate everyone’s time and interest in Renasant Corporation, and we certainly look forward to speaking with you again, in the not too distant future. Thank you, everyone.

OPERATOR: The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.